UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YYY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WINSLOW, EVANS & CROCKER, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESSS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.

175 FEDERAL STREET
(No. and Street)

BOSTON	MA	02110
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT MALONEY — 617-896-3550
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LARRY D. LIBERFARB, P.C.
(Name – if individual, state first, last, middle name)

11 VANDERBILT AVENUE SUITE 220	NORWOOD	MA	02062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its properties

FOR OFFICAL USE ONLY

**Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17-a-8(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.**

OATH OR AFFIRMATION

I, ROBERT B. MALONEY _____ ,swear (or affirm) that, to the

best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

WINSLOW, EVANS & CROCKER, INC. _____ , as of

DECEMBER 31 _____, 20 20 _____ , are true and correct. I further swear (or affirm) that neither the company

nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified soley as that of

A customer, except as follows:



PRESIDENT

Signature

Title

Notary Public

IRINA ZUBOV
Notary Public, Commonwealth of Massachusetts
My Commission Expires June 24, 2027

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control requirements Under Rule 15c2-3.
- ☐ (j) A Reconciliation. Including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

* For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

LARRY D. LIBERFARB, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of Winslow, Evans & Crocker, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Winslow, Evans & Crocker, Inc. as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement presents fairly, in all material respects, the financial position of Winslow, Evans & Crocker, Inc. as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Winslow, Evans & Crocker, Inc.'s management. Our responsibility is to express an opinion on Winslow, Evans & Crocker, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Winslow, Evans & Crocker, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



Larry D. Liberfarb, P.C.

We have served as Winslow, Evans & Crocker, Inc.'s auditor since 1999.

Norwood, MA

February 25, 2021

WINSLOW, EVANS & CROCKER, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2020

ASSETS

	Allowable	Non-Allowable	Total
Cash	$ 658,029	$ -	$ 658,029
Receivable from broker-dealers and clearing organizations	2,026,086	-	2,026,086
Receivables from non-customers	3,235	138,701	141,936
Due from stockholder	-	1,954,405	1,954,405
Securities owned:			
Marketable securities, trading, at market value			
Corporate bonds	323,003	-	323,003
Marketable securities, available for sale, at market value			
Municipal bonds	235,717	-	235,717
Common stock	66,371	-	66,371
Not readily marketable equity securities, at estimated fair value	-	258	258
Property and equipment, at cost, less			
accumulated depreciation of $923,727	537,703	55,179	592,882
Other assets	-	210,981	210,981
	$ 3,850,144	$ 2,359,524	$ 6,209,668

The accompanying notes are an integral part of these financial statements.

WINSLOW, EVANS & CROCKER, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2020

LIABILITIES AND STOCKHOLDERS' EQUITY

	A.I. Liabilities	Non A.I. Liabilities	Total
Liabilities:			
Payable to broker-dealers and clearing organizations	$ 24,700	$ -	$ 24,700
Securities sold, not yet purchased, at market value	-	1	1
Forgivable Loan	-	973,062	973,062
Income taxes payable	54,000	-	54,000
Accounts payable, accrued expenses, and other liabilities	456,766	570,356	1,027,122
Contingent liabilities	1,851,787	-	1,851,787
	2,387,253	1,543,419	3,930,672
Stockholders' equity:			
Common stock, no par value, 200,000 shares authorized, 18,982 shares issued and outstanding	1,393	-	1,393
Additional paid-in capital	2,174,140	-	2,174,140
Accumulated other comprehensive income (loss)	57,591	-	57,591
Retained earnings	663,104	-	663,104
Less 2,468 shares of common stock in treasury, at cost	(617,232)	-	(617,232)
Total stockholders' equity	2,278,996	-	2,278,996
	$ 4,666,249	$ 1,543,419	$ 6,209,668

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Winslow, Evans & Crocker, Inc., (the Company), a wholly owned subsidiary of National Holdings Corporation (the Parent), is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a Massachusetts corporation.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements include the accounts of the Company. The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, and investment advisory businesses.

Brokerage Commissions

The Company buys and sells securities on behalf of customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument of purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

The Company clears its securities transactions through Pershing LLC and Raymond James Associates, Inc. on a fully disclosed basis.

Investment advisory fees. The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as the Company provides them. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly in advance and are recognized as revenue monthly at that time as they relate specifically to the services provided in that period, which are distinct from services provided in other periods.

Distribution fees. The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Distribution Fees (Continued)

value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

Marketable Securities

Marketable securities are valued at market, cost is determined on the specific identification method.

Marketable securities classified as trading had gross unrealized gains of $0 and gross unrealized losses of $1,729.

Marketable securities classified as available for sale had gross unrealized gains of $58,093 and gross unrealized losses of $502.

Depreciation

Depreciation is provided for on the straight-line basis using estimated lives of five to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement, or the term of the lease.

Advertising

The Company expenses advertising and promotion costs as incurred.

Income Taxes

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expense or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company is included in the consolidated federal and certain combined state and local income tax returns with its Parent.

Statement of Cashflows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investment, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates (Continued)

the reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates

NOTE 3 - NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). The Company had net capital of $777,629 which was $618,479 in excess of its required net capital of $159,150. The Company's net capital ratio was 3.0699 to 1.

NOTE 4 – OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

The Company's customers' securities transactions are introduced on a fully disclosed basis with other clearing broker/dealers. The clearing broker/dealers carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company at times maintains cash in bank accounts in excess of the established limit insured by the Federal Deposit Insurance Corporation (FDIC).

The Company maintains cash and securities in excess of the established limit insured by the Securities Investors Protection Corp (SIPC).

NOTE 5 – EMPLOYEE BENEFITS

The Company has a 401(k) savings plan, which covers substantially all employees who meet minimum age and service requirements. The Company at its discretion may match employee contributions to the plan. For the year ending December 31, 2020, the Company's matching contribution amounted to $31,747.

NOTE 6 – INCOME TAXES

The Company is included in the consolidated federal and certain combined state and local income tax returns with its Parent. For financial reporting purposes, the Company determines its income tax provision on a separate company basis. Taxes currently payable by the Company on a separate company basis, will be paid to its Parent, or reduce amounts due to its Parent.

Income tax expense consisted of the following:

Federal	$ 18,632
State	34,827
Income tax expense	$ 53,459

NOTE 7 – RECEIVABLE FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from broker-dealers and clearing organizations at December 31, 2020, consist of the following:

Cash in various accounts held at clearing brokers	$ 2,011,240
Commissions receivable	14,846
	$ 2,026,086

NOTE 8 – CONTINGENT LIABILITIES

The Company is currently in settlement negotiations with the SEC over a mutual fund share class initiative. The current proposal is $1,851,787. The Company has engaged consultants to aid with the settlement negotiations. Management believes that the amount of the current proposal is reasonable and probable and therefore the Company recorded a liability for this amount.

NOTE 9 – DUE FROM STOCKHOLDER

The sole stockholder of the Company, National Holdings Corporation has made a commitment to advance funds to the Company to settle the SEC matter. It estimates that amount to be $1,954,405, which includes reimbursement of related legal expenses.

NOTE 10 – FORGIVABLE LOAN RECEIVED UNDER THE SMALL BUSINESS ADMINISTRATION PAYCHECK PROTECTION PROGRAM

In response to the coronavirus (COVID-19) outbreak in 2020, the U.S. Federal Government enacted the Coronavirus Aid, Relief, and Economic Security Act that, among other economic stimulus measures, established the Paycheck Protection Program (PPP) to provide small business loans. In April 2020, the Company obtained a PPP loan for $ 973,062, which is included in the Company's loan payable balance at December 31, 2020. The note matures in April 2022 and bears interest at a fixed annual rate of 1%. The Company believes it used all of the proceeds from the note for qualifying expenses and thus expects to receive approval of its application for the loan to be forgiven in the future, at which time the Company will recognize a gain on forgiveness of the loan

NOTE 11 – LONG TERM LEASES

The Company leases office space at the rate of $114,868 per month. The Boston, MA lease expires in July 2021. The lease also has a clause for excess operating expenses charges. The Paramus, NJ lease expires in February 2021. It will renew automatically for additional, successive 12-month terms, unless the Company provides the other party with a written termination notice at least thirty (30) days prior to the end of the then current term. Rent expense for 2020 was $782,418. This is net of sublease payments and other reimbursements of $406,380.

Future minimum lease payments for non-cancelable operating leases at December 31, 2020 are as follows:

Year ended
December 31,

2021	$ 764,390
	$ 764,390

The Company adopted FASB ASC 842, Leases effective April 1, 2019. As such, the Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in the lease described herein. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate.

Amounts reported in the statement of financial condition as of December 31, 2020, were as follows. Operating leases:

Operating lease ROU assets	$537,703
Operating lease liabilities	$537,703

NOTE 12 – PROPERTY AND EQUIPMENT

At December 31, 2020 major classes of property and equipment consisted of the following:

Computer equipment	$ 529,506
Furniture and fixtures	393,969
Leasehold Improvements	55,431
	978,906
Less: Accumulated depreciation	923,727
	$ 55,179

Depreciation expense for 2020 was $30,109.

NOTE 13 – FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumption about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

A qualifying asset or liability's level within the framework is based upon the lowest level of any input that is significant to the fair value measurement. The Company's qualifying assets or liabilities are recorded at fair value using Level 1 inputs.

NOTE 14 – UNCERTAINTY IN INCOME TAXES

Effective January 1, 2009, the Company adopted ASC Topic 740-10 Accounting for Uncertainty in Income Taxes, which required the Company to report any uncertain tax positions and to adjust its financial statements for the impact thereof. As of December 31, 2020, the Company determined that it had no tax positions that did not meet the "more likely than not" threshold of being sustained by the applicable tax authority. The Company files taxes and information returns in the United States Federal and Massachusetts state jurisdictions. These returns are generally subject to examination by the authorities for the last three years.

The Company is included in the consolidated federal and certain combined state and local income tax returns with its Parent.

NOTE 15 – CONTINUATION OF OPERATIONS AS A BRANCH OFFICE WITH RELATED COMPANIES

On October 21, 2020, the Company requested and filed a request to withdraw its FINRA membership. The Company on March 20, 2021, will transfer all of its revenue producing assets and clients to National Securities Corporation, and National Asset Management, these are related companies owned by its parent, National Holdings Corporation.

NOTE 16 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 25, 2021, the date on which the financial statements were available to be issued. On February 11, 2021 the SEC accepted the Company's settlement referenced in Note 8, Contingent Liabilities. The amount of the settlement is $1,851,787. There were no other subsequent events that require adjustment or disclosure in the financial statements other than the SEC matter.